

EXPERT SCIENTIFIC REVIEWS OF CONSUMER HEALTH PRODUCTS

INVEST IN **LABDOOR**

Labdoor tests and reviews the purity and accuracy of 1,000+ supplements and CBD

LEAD INVESTOR   ∧



Ailsa CARPENTER

I have used Labdoor to compare and contrast multiple products and believe that the opportunity to replace opaque marketing claims with independent and transparent scientific data in the $350bn global consumer health market is huge and to the benefit of the consumer, the best product providers and Labdoor. The group's plans to develop its own lab facilities should enable faster processing, lower costs over time and provide an additional revenue stream from third party users.

Invested $5,000 this round

Learn about Lead Investors

Highlights

①   Change how consumers find and buy the best products.

2 1.5M+ active users in 2021.

2 1.5M+ active users in 2021.

3 13M+ pageviews in 2021.

4 Raised $7M+ in seed and Series A funding.

5 Investors include Y Combinator, Mark Cuban, and Floodgate.

6 Support independent testing of consumer health products.

Our Team



Neil Thanedar Co-founder & Chairman

Co-founded Avomeen Analytical Services, a product development and testing laboratory acquired in 2016 for $33M.

> Consumers should know the purity and accuracy of their health products before buying them.



Rafael Ferreira Co-founder & CEO

12 years as an Art Director, designing ads, branding, and copy. Planned national ad campaigns for P&G, J&J, Warner, and Phillip Morris.



Helton Souza Co-founder & CTO

10 years as a software engineer, architect, and project manager. Built scalable enterprise systems at Claro Telecom, Spread, Borland, and Infoway.

Pitch















Pitch

labdoor
EXPERT SCIENTIFIC REVIEWS OF CONSUMER HEALTH PRODUCTS

LABDOOR // EXPERT SCIENTIFIC REVIEWS
Labdoor independently tests and reviews the purity and label accuracy of 1,000+ products like vitamins, supplements, and CBD.
FOUNDERS
NEIL THANEDAR
CHAIRMAN
RAFAEL FERREIRA
CEO
HELTON SOUZA
CTO
KEY INVESTORS
MARK CUBAN
LED SEED ROUND
Y COMBINATOR
W2015
FLOODGATE (ANN MIURA-KO)
LED SERIES A
2022 PROJECTIONS
2M+
ACTIVE USERS
2022
$5M+
GMV
2022
16M+
PAGEVIEWS
2022
labdoor | 2

PROBLEM // IT'S HARD TO FIND SAFE, EFFECTIVE PRODUCTS
1
USER REVIEWS DON'T WORK
SUBJECTIVE RATINGS
Self-reported reviews are inconsistent.
PAID REVIEWS
Many companies are buying positive reviews.
2
REGULATIONS DON'T WORK
POOR ENFORCEMENT
FDA relies on post-market surveillance.
LOW TRANSPARENCY
Consumers can't access testing data.

SOLUTION // LABDOOR







INDEPENDENT TESTING

Labdoor performs accuracy and purity testing on hundreds of products.

SCIENTIFIC REVIEWS

Consumers use Labdoor's reviews to research and buy the best products.

PRODUCT CERTIFICATIONS

Producers use Labdoor certifications to differentiate on quality.

CERTIFICATIONS // HOW IT WORKS

Labdoor's certifications enable companies to compete on product quality, **not marketing hype**.

1

Independent testing of **1,000+ products** attracts consumers who want the best products.

2

Labdoor's rankings **increase sales** for the best products.

3

Companies with the best products seek Labdoor's certifications to **promote their product quality**.

CERTIFICATIONS // KPIS



KEY METRICS		KEY FINANCIALS	
40+	BRANDS CERTIFIED	**$15K+**	AVG. CUSTOMER VALUE
150+	PRODUCTS CERTIFIED	**90%+**	GROSS MARGIN
1K+	PRODUCTS TESTED	**70%+**	RETENTION RATE

CERTIFICATIONS // BUSINESS MODEL



Consumer trust drives B2B demand for Certifications.

OPPORTUNITY // BUY LAB + SCALE TESTING

BRING LAB IN-HOUSE		SCALE TESTING AND CERTIFICATIONS	
2022	Build or acquire an independent analytical laboratory.	2022	5K+ products tested | $20M+ GMV | | $1M+ ARR | 1M+ MAU
2023	Expand to a testing capacity of 100+ products per day.	2023	10K+ products tested | $50M+ GMV | | $3M+ ARR | 3M+ MAU

 **NEW HIRES:** Marketplace Manager, Lab Director, Controller, and ISO Consultant.
FTEs: 6 »15 IN 2 YEARS.

 **NEW EQUIPMENT:** PathogenDX, ICP-MS, LCMS QQQ, and HPLC-UV/Vis.

Labdoor has the opportunity to grow its marketplace rapidly by buying a lab and ramping up product testing.

Forward-looking projections are not guaranteed.

MARKETS // TESTING & CERTIFICATIONS

$3B
US FOOD TESTING LAB INDUSTRY

$18B
US TESTING LAB INDUSTRY

MARKET LEADERS	
$6.2B	Bureau Veritas (f.1828)
$5.2B	SGS (f.1878)
$3.3B	Intertek (f.1880)

$77B
GLOBAL TESTING LAB INDUSTRY

Less than **1%** of all testing is currently performed publicly and independently.

$3.3B	Dekra (f.1925)
$2.8B	DNV GL (f.1864)
$2.6B	Covance (f.1968)
$2.5B	Eurofins (f.1987)
$2.0B	TUV (f.1865)
$1.9B	Applus (f.1996)
$1.0B	ALS Global (f.1863)

TEAM // LEADERSHIP



NEIL THANEDAR
Co-founder & Chairman

Co-founded Avomeen Analytical Services, a product development and testing laboratory acquired in 2016 for $33M.



RAFAEL FERREIRA
Co-founder & CEO

12 years as an Art Director, designing ads, branding, and copy. Planned national ad campaigns for P&G, J&J, Warner, and Phillip Morris.



HELTON SOUZA
Co-founder & CTO

10 years as a software engineer, architect, and project manager. Built scalable enterprise systems at Claro Telecom, Spread, Borland, and Infoway.



ANDERSON SILVA
VP-Engineering

15+ years as a Java Engineer and Scrum Leader at BrightTalk, Kaizen, and Infoway.

Labdoor

BECOMING THE WORLD'S LEADER
IN INDEPENDENT TESTING

FOUNDERS	**LABDOOR**
founders@labdoor.com	labdoor.com